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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                           ---------------------------

                         THE ESTEE LAUDER COMPANIES INC.
                                (Name of Issuer)

 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE         518439 10 4
         (Title of class of securities)                 (CUSIP number)

                            CAROL S. BOULANGER, ESQ.
                              PILLSBURY WITHROP LLP
                             ONE BATTERY PARK PLAZA
                            NEW YORK, NEW YORK 10004
                                 (212) 858-1119
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 OCTOBER 16, 2003
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                         (Continued on following pages)
                                    (Page 1)

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

--------------------------------- ----------------------------------------------                 -----------------------------------
CUSIP number                      518439 10 4                                         13D                                  Page 2
--------------------------------- ----------------------------------------------                 -----------------------------------
---------------------- --------------------------------------------------------- ---------------------------------------------------
          1            NAME OF REPORTING PERSON:                                 1992 GRAT REMAINDER TRUST F/B/O GARY LAUDER
                       S.S. OR I.R.S. IDENTIFICATION NO.
                       OF ABOVE PERSON:
---------------------- ----------------------------------------------------------------------------------------------------------- -
          2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                  (A) [ ]
                                                                                                                          (B) [X]
---------------------- -------------------------------------------------------------------------------------------------------------
          3            SEC USE ONLY

---------------------- ----------------------------------- -------------------------------------------------------------------------
          4            SOURCE OF FUNDS:                    NOT APPLICABLE

---------------------- ----------------------------------------------------------------------------------------------------------- -
          5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):                [_]
---------------------- --------------------------------------------------------- ---------------------------------------------------
          6            CITIZENSHIP OR PLACE OF ORGANIZATION:                     NEW YORK

--------------------------------- -------- ----------------------------------------------------- -----------------------------------
           NUMBER OF                 7     SOLE VOTING POWER:                                    2,983,049  (SEE ITEM 5)
             SHARES
                                  -------- ----------------------------------------------------- -----------------------------------
          BENEFICIALLY               8     SHARED VOTING POWER:                                  0
            OWNED BY
                                  -------- ----------------------------------------------------- -----------------------------------
              EACH                   9     SOLE DISPOSITIVE POWER:                               2,983,049  (SEE ITEM 5)
           REPORTING
                                  -------- ----------------------------------------------------- -----------------------------------
          PERSON WITH               10     SHARED DISPOSITIVE POWER:                             0

---------------------- ------------------------------------------------------------------------- -----------------------------------
         11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:                  2,983,049  (SEE ITEM 5)

---------------------- ---------------------------------------------------------------------------------------------------- --------
         12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                 [_]

---------------------- ---------------------------------------------------------------------------------------------------- --------
         13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                                     2.4%    (SEE ITEM 5)

---------------------- --------------------------------------------------------- ---------------------------------------------------
         14            TYPE OF REPORTING PERSON:                                 OO

---------------------- --------------------------------------------------------- ---------------------------------------------------

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ITEM 1.        SECURITY AND ISSUER.

               This statement relates to the shares of Class A Common Stock, par value $0.01 per share (the "Class A Common Stock"), of The Estee Lauder
Companies Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 767 Fifth Avenue, New York, New York 10153.

ITEM 2.        IDENTITY AND BACKGROUND.

               This statement is being filed by the 1992 GRAT Remainder Trust f/b/o Gary Lauder (the "Reporting Person"), with an address at 767 Fifth Avenue,
New York, New York 10153. The Reporting Person was organized in the State of New
York.

               During the last five years, the Reporting Person has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting
Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Effective as of October 16, 2003,  (i)  1,068,441  shares of Class A Common
Stock and (ii) 1,914,608 shares of Class B Common Stock, par value $0.01 per share (the "Class B Common Stock"), of the Issuer that were held by the 1992
Leonard A. Lauder Grantor Retained Annuity Trust (the "1992 LAL GRAT"), were distributed (the "Distribution") to the Reporting Person, an irrevocable trust.
The 1992 LAL GRAT was a party to the Stockholders' Agreement (as defined in Item
6 below) among certain stockholders of the Issuer that is described in Item 6 of this statement. In compliance with the requirements of the Stockholders'
Agreement in connection with the Distribution, the Reporting Person became a party to the Stockholders' Agreement as well. By virtue of becoming a party to the Stockholders' Agreement, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Securities Exchange
Act of 1934. This statement on Schedule 13D is being filed merely as a result of the Reporting Person's having become a party to the Stockholders' Agreement. No consideration was paid by the Reporting Person for the Distribution or for becoming a party to the Stockholders' Agreement. The trustees of the Reporting
Person report separately on Schedule 13G.

ITEM 4.        PURPOSE OF TRANSACTION

               The Distribution by the 1992 LAL GRAT to the Reporting Person was effected pursuant to the terms of the 1992 LAL GRAT, and the Reporting Person became a party to the Stockholders' Agreement for the purpose of allowing the 1992 LAL GRAT to effect the Distribution in compliance with the Stockholders'
Agreement, to which it is a party.

               Except for sales, gifts, other transfers, and pledges of the shares of Class A Common Stock and Class B Common Stock owned by the Reporting
Person, or conversions of shares of Class B Common Stock, in each case, at any time and from time to time, the Reporting Person has no present plans or intentions which relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


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ITEM 5.        INTEREST IN SECURITIES OF ISSUER

           (a) As of October 16, 2003, the Reporting Person beneficially owned
2,983,049 shares of Class A Common Stock as follows: 1,068,441 shares of Class A
Common Stock and 1,914,608 shares of Class B Common Stock held directly by the Reporting Person.

               Each share of Class B Common Stock is convertible at the option of the holder into one share of Class A Common Stock and is automatically converted into one share of Class A Common Stock upon transfer to a person who is not a Permitted Transferee, as that term is defined in the Issuer's
Certificate of Incorporation. Assuming conversion of all such shares of Class B
Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 2,983,049 shares of Class A Common Stock, which would constitute 2.4% of the number of shares of Class A Common Stock outstanding
(based on publicly available information regarding the number of shares of Class
A Common Stock outstanding as of October 1, 2003).

               Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors of the Issuer. Assuming no conversion of any of the outstanding shares of Class B Common Stock, the 1,068,441 shares of Class A Common Stock and the 1,914,608 shares of Class B
Common Stock beneficially owned by the Reporting Person constitute 1.7% of the aggregate voting power of the Issuer.

           (b) The responses of the Reporting Person to (i) Rows (7) through
(10) of the cover page of this statement and (ii) Item 5(a) hereof are incorporated herein by reference. As co-trustees of the Reporting Person, Gary
M. Lauder, William P. Lauder and Joel S. Ehrenkranz share voting and dispositive power with respect to the shares of Class A Common Stock and Class B Common
Stock owned by the Reporting Person.

           (c) Except as described in Item 3 hereof, the Reporting Person has not had any other transactions in the Class A Common Stock that were effected during the past sixty days.

           (d) Gary M. Lauder as a co-trustee and beneficiary of the Reporting
Person, William P. Lauder and Joel S. Ehrenkranz, as co-trustees of the
Reporting Person, and certain other beneficiaries of the Reporting Person, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock and Class B
Common Stock owned by the Reporting Person.

           (e) Not Applicable.

ITEM 6.        CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
               RESPECT TO SECURITIES OF THE ISSUER

               Effective as of October 16, 2003, the Reporting Person, in connection with the Distribution, became a party to a stockholders' agreement
(the "Stockholders' Agreement"), dated November 22, 1995, as amended, among the parties listed on Exhibit G attached hereto. The stockholders who are parties to the Stockholders' Agreement have agreed to vote in favor of the election of Leonard A. Lauder and Ronald S. Lauder and one designee of each as directors of the Issuer. The Stockholders' Agreement also contains certain limitations on the


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transfer of shares of Class A Common Stock. Each stockholder who is a party to the Stockholders' Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class A Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who is not a Lauder Family Member, as defined therein, except in certain circumstances, such as sales in a widely distributed underwritten public offering or sales made in compliance with Rule 144.

               The Reporting Person is not party to any other contract, arrangement, understanding or relationship (legal or otherwise) with respect to the securities of the Issuer.

ITEM 7.             MATERIAL TO BE FILED AS EXHIBITS

Exhibit A           Stockholders' Agreement, dated November 22, 1995 (filed as
                    Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for
                    the year ended June 30, 2003).*

Exhibit B           Amendment No. 1 to Stockholders' Agreement (filed as Exhibit
                    10.1 to the Issuer's Quarterly Report on Form 10-Q for the
                    quarter ended September 30, 1996).*

Exhibit C           Amendment No. 2 to Stockholders' Agreement (filed as Exhibit
                    10.2 to the Issuer's Quarterly Report on Form 10-Q for the
                    quarter ended December 31, 1996).*

Exhibit D           Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                    10.2 to the Issuer's Quarterly Report on Form 10-Q for the
                    quarter ended March 31, 1997).*

Exhibit E           Amendment No. 4 to Stockholders' Agreement (filed as Exhibit
                    10.1d to the Company's Annual Report on Form 10-K for the
                    fiscal year ended June 30, 2000).*

Exhibit F           Amendment No. 5 to Stockholders' Agreement (filed as Exhibit
                    10.1e to the Company's Annual Report on Form 10-K for the
                    fiscal year ended June 30, 2002).*

Exhibit G           List of parties to Stockholders' Agreement.

*Incorporated by reference



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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 17, 2003             1992 GRAT Remainder Trust f/b/o Gary Lauder



                                    By:  /s/ Joel S. Ehrenkranz
                                       -----------------------------------------
                                         Joel S. Ehrenkranz, Trustee






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                                  EXHIBIT INDEX

Exhibit A           Stockholders' Agreement, dated November 22, 1995 (filed as
                    Exhibit 10.1 to the Issuer's Annual Report on Form 10-K for
                    the year ended June 30, 2003).*

Exhibit B           Amendment No. 1 to Stockholders' Agreement (filed as Exhibit
                    10.1 to the Issuer's Quarterly Report on Form 10-Q for the
                    quarter ended September 30, 1996).*

Exhibit C           Amendment No. 2 to Stockholders' Agreement (filed as Exhibit
                    10.2 to the Issuer's Quarterly Report on Form 10-Q for the
                    quarter ended December 31, 1996).*

Exhibit D           Amendment No. 3 to Stockholders' Agreement (filed as Exhibit
                    10.2 to the Issuer's Quarterly Report on Form 10-Q for the
                    quarter ended March 31, 1997).*

Exhibit E           Amendment No. 4 to Stockholders' Agreement (filed as Exhibit
                    10.1d to the Company's Annual Report on Form 10-K for the
                    fiscal year ended June 30, 2000).*

Exhibit F           Amendment No. 5 to Stockholders' Agreement (filed as Exhibit
                    10.1e to the Company's Annual Report on Form 10-K for the
                    fiscal year ended June 30, 2002). *

Exhibit G           List of parties to Stockholders' Agreement.

* Incorporated by reference



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